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UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 ___ AND ENDING 12/31/01
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zenith American Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5049 Broadway
              (No. and Street)

New York   New York   10034
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein   212-509-7800
                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer CPA
        (Name - if *individual, state last, first, middle name*)

385 Route 24 Suite 3L   Chester   NJ   07930
 (Address)   (city)   (State)   Zip Code)

CHECK ONE:
 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*



OATH OR AFFIRMATION

I, Paul Ehrenstein _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Zenith American Securities Corporation _____, as of

December 31 _____ 20 01 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

General Securities Principal
_____
Title

_____
Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 20 06

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's   Equity or Partners' or Sole Proprietor's Capital   .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZENITH AMERICAN SECURITIES CORPORATION
FINANCIAL STATEMENTS

DECEMBER 31, 2001

Joseph L. Gomeringer
Certified Public Accountant
385 Route 24, Suite 3L
Chester, New Jersey 07930

Tel.: (908) 879-7603
Fax: (908) 879-4938

To the Board of Directors and Stockholder of
Zenith American Securities Corporation

I have audited the accompanying statement of financial
condition of Zenith American Securities Corporation (the
"Company") as of December 31, 2001 and the related
statements of operations, cash flows and changes in
stockholder's equity for the year then ended, that you are
filing pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934. These financial statements are the
responsibility of the Company's management. My
responsibility is to express an opinion on these statements
based on my audit.

I conducted my audit in accordance with generally accepted
auditing standards. Those standards require that I plan
and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material
misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing
the accounting principles used and significant estimates
made by management, as well as evaluating the overall
financial statements presentation. I believe that my audit
provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in
all material respects, the financial position of Zenith
American Securities Corporation at December 31, 2001, and
the results of its operation and its cash flow for the year
then ended in conformity with generally accepted accounting
principles.

ZENITH AMERICAN SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2001

My audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary schedules listed in the accompanying Table of Contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

January 28, 2002

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$	13,423
Due from Brokers		8,234
Property and Equipment, net of accumulated Depreciation and Amortization of ($8,817) (Note C)		11,848
Total	$	33,505

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities
  Accrued Liabilities $ 10,422
                        Total Liabilities   10,422

Stockholder's Equity
 Common Stock-No Par Value;
 Authorized 200 Shares;
  200 Shares Issued $ 5,000
  Retained Earnings   18,083   23,083

                        Total $ 33,505

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues

Net Commissions Earned	$	67,480
Interest Earned		286
Total Revenues		67,766

Expenses

Commissions Paid		5,860
Repairs and Maintenance		3,791
Professional Fees		7,250
Rent		10,850
Utilities and Telephone		9,793
Office Expense and Supplies		9,855
Data Processing Expenses		1,475
Insurance		2,679
Sales Expenses		2,916
Depreciation and Amortization		5,011
Other Expenses		7,474
State and Local Income Taxes		2,828
Total Expenses		69,782
Net Income (Loss)	$	(2,016)

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

Net Income or (Loss) For The Year	$ (2,016)
Adjustment to reverse Prior Period, Additional Paid In Capital	(1,434,180)
Stockholder's Equity, Beginning	1,459,279
Stockholder's Equity, Ending	$ 23,083

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS-INDIRECT METHOD
YEAR ENDED DECMEBER 31, 2001

Operating Activities	
Net Income (Loss) For The Year	$ (2,016)
Depreciation and Amortization	5,011
Accrued Liabilities	5,833
Due from Brokers	(161)
Prepaid Taxes	625
Total Operating Activities	9,292
Investing Activities	
Fixed Assets Additions	(225)
Due from Affiliated Company	(7,963)
Total Investing Activities	(8,188)
Net Increase In Cash	1,104
Cash and Cash Equivalents Beginning of Year	12,319
Cash and Cash Equivalents End of Year	$13,423

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

A-ORGANIZATION

Zenith American Securities Corporation is a registered broker/dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company's sole activity consisted of sales of shares of open-end investment companies.

B-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Assets, liabilities, revenue and expenses are recognized under the accrual method of accounting. The Company records income from securities' transactions on a trade-date basis.

(2)   The Company has elected under the Internal Revenue Code and New York State tax code to be an "S" corporation. Any income or loss of the Company is reported by the individual stockholder on his personal income tax returns. Consequently, no provision is made by the Company for federal and New York State income taxes. New York City does not have comparable provisions in their tax code. Accrual for this tax has been provided for in the financial statements.

(3)   The presentation of financial statements in Conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period.

ZENITH AMERICAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED DECEMBER 31, 2001

(4) Cash and cash equivalents:
    Cash and cash equivalents include all cash balances
    and highly liquid investments with a maturity of three
    months or less when acquired. The company places its
    temporary cash investments with high credit quality
    financial institutions. At times, such investments
    may exceed federally insured limits.

C-PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property and equipment at
cost, less accumulated depreciation and amortization:

		Estimated Useful Life
Office Equipment	$ 14,082	5
Leasehold Improvement	6,583	3
Total	20,665	
Less Accumulated Depreciation	8,817	
	$ 11,848	

D-NET CAPITAL REQUIREMENT

As a registered broker dealer the Company is subject to the
Securities and Exchange Commission Uniform Net Capital Rule
15c3-1. The rule requires that the company maintain a
minimum net capital, as defined, of the greater of $5,000
or 6 2/3 percent of aggregate indebtedness as defined. As
of December 31, 2001 the company had net capital of $11,235
which exceeds its requirements by $6,235.

ZENITH AMERICAN SECURITIES CORPORATION
SCHEDULE OF COMPUTATION NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital:
  Total Stockholder's Equity $ 23,083

Deductions and/or charges:
 Non Allowable assets from Statement of
 Financial Condition:
  Office Equipment, Net   (11,848)

Net Capital $ 11,235

Net Capital Minimum Requirement $ 5,000

Excess Net Capital $ 6,235

Aggregate Indebtedness:
 Included in Statement of Financial Condition:
 Accrued Liabilities $ 10,422

Total Aggregate Indebtedness $ 10,422

There are no material differences between the amounts
presented above and the amounts reported in the Company's
FOCUS report as of December 31, 2001.

ZENITH AMERICAN SECURITIES CORPORATION
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

The Company was exempt from Rule 15c3-3 under Section
[k][1], which provides for such exemption due to the
limited nature of the business.

The Accompanying Notes are an integral part of the Financial Statements.

Joseph L. Gomeringer
Certified Public Accountant
385 Route 24, Suite 3L
Chester, New Jersey 07930

Tel.: (908) 879-7603
Fax: (908) 879-4938

Report on Internal Controls

Zenith American Securities Corporation
New York, New York

In planning and performing my audit of the financial statements of Zenith American Securities Corporation for the year ended December 31, 2001, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Zenith American Securities Corporation that I considered relevant to the objectives stated in rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company is exempt from 15c3-3 based on [k][1] limited business activities, which are solely mutual funds. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable , but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they be become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely fashion period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant